April 16, 2019

RE:        RAD Diversified REIT, Inc.

       Draft Offering Statement on Form 1-A

       Submitted October 17, 2018

       CIK No. 0001721469

       File Number: 367-00175

Joshua Lobert and Kristina Marrone

Division of Corporation Finance

Office of Real Estate and

Commodities

Dear Joshua Lobert and Kristina Marrone:

I am writing to respond to your comment letter dated March 19, 2019. Conveyed with this Submission is our Second Amended Draft Offering Statement ("SADOS").

  We have added additional disclosure about the estimated asset management fee, acquisition fees, property management fee, and financial management fee to Page 10-11 of our SADOS.

  We have added additional disclosures to Page 144 of our SADOS about the compensation of our Named Executive Officers. We have clarified that our Named Executive Officers are employees of RAD Diversified REIT, Inc. and only paid a salary by RAD Diversified REIT, Inc. While they are members of RAD Management, LLC, and share in its appreciation, they are not paid a salary from RAD Management LLC.

  We have clarified that our Named Executive Officers are classified as are employees of RAD Diversified REIT to allow them to be involved in promoting our shares and other fundraising activities. Our Named Executive Officers will also will perform asset management, acquisition of real estate assets, property management, and financial management together with employees of our external Manager.

  We have added additional disclosures to Page 11 of our SADOS. We have clarified that the fair market value of our real estate assets is determined by independent 3rd party appraisers, and not by our Board of Directors. This is also reinforced by our additional disclosures on Pages 62 and 63.

  Thank you for the suggestion that we add additional risk factors about our business strategy. We have added additional risk factors to Page 23. We have elaborated on the risks of the possibility that a tax deed sale can be dissolved, that we must hold onto a property for a holding period before we can start rehabilitation, and that we may have to contend with squatters.

  We have added additional disclosure to Page 62. We have disclosed the valuation methods we will use and the weight of assumptions we will use. We also disclosed that we will ask our independent real estate appraisers to develop "open market value" for our properties. Open market value is also known as "fair value". In order to establish a fair value, we will ask our appraisers to consider three factors: Sales Comparisons, Income Production, and Cost to Rebuild.

  Thank you for your additional guidance:
    We attach hereto, as a supplemental disclosure, a template for future NAV disclosure, see Exhibit A.

    We intend to commence calculating NAV at the beginning of the third quarter after qualification. We have updated Pages 6, 62, 63, and 69, to beginning of 1Q 2020 to reflect this timeline.

    We have updated Pages 6, 62 and 69, to reflect that the share price will be $10.00 until we calculate NAV, and will be the Determined Share Value after that point. If the NAV calculation comes out to less than $10.00, then the shareholder will lose money.

  We are including the following Rule 255 legend at the bottom of our website pages and the page that accepts expressions of interests is disabled:
    RAD Diversified REIT, Inc. is not currently accepting or soliciting any money or other consideration, and if any is sent in response to this website it will be returned. RAD Diversified REIT, Inc. cannot accept any offer to buy securities or any part of a purchase price until our offering statement has been qualified by the Securities Exchange Commission. If such an offer is made, it will not be accepted, and can be withdrawn or revoked without obligation or commitment of any kind, at any time before notice of its acceptance given after the date of qualification. Any indication of interest provided by you involves no obligation or commitment of any kind.

    Our website is thus compliant with Rule 255 and Regulation A. We have no other communications with potential investors.

  Thank you for your additional guidance on Rule 251(d)(3)(i)(F).
    Ministerial decision:
      We wish to clarify that the choice to hold an internal "escrow transfer" is entirely ministerial. Factors we will consider when deciding to hold subsequent escrow transfers include: current fees charged by our escrow company by moving funds out of escrow.

      Subscribers will not be shareholders of our company until such time as we accept the subscription, move the money out of escrow, and issue them shares. Until they become shareholders, subscribers have the right to cancel their subscription and receive back all of the funds they submitted with the subscription.

    How these mechanics are appropriate under Rule 251(d)(3)(i)(F) of Regulation A:
      Rule 251(d)(3)(i)(F) allows an issuer to hold a continuous offering under Regulation A for a period of up to 3 years, until a new offering statement would be required. As reflected in our reply to comment 12, we intend for this offering to be continuous for a three year period after qualification. Further, the offering may be essentially endless as we may choose to file new offering statements, as allowed by Rule 251(d)(3)(i)(F).

      Our escrow transfers are an internal mechanism whereby subscribers are converted into actual shareholders, and funds moved out of escrow. These escrow transfers do not represent an end of the continuous offering and the start of a new continuous offering, they are entirely ministerial.

      This internal mechanism allows us to manage the amount of fees charged by our escrow provider, which are capped after a certain amount. Thus, we intend to minimize the fees to our Company by holding internal escrow transfers based on these caps.

  We have expanded our disclosures on Page 71 to detail the specific valuation methodologies and significant inputs used to determine the fair market value of investment properties owned by DDH Fund, DHI Holdings and DHI Fund. The properties were evaluated by independent appraisers once a year. The independent appraisers and the funds both used a 2-6-10 Sales Comparison Method.

  Thank you for this comment.
    We have updated our past performance disclosure on Page 71. We have removed all reference to projections. We have kept a disclosure of Unrealized Gains for the properties balanced by a disclosure about Non-GAAP Metrics. We believe that Unrealized Gains and Losses is an appropriate Non-GAAP Metric that helps provide a more full picture of these past programs. We have only presented the narrative disclosure and the tables required by Industry Guide 5, which are presented on accordance with GAAP requirements.

    There is a detailed listing of the properties disposed of by the prior funds in Table 5, as required by Industry Guide 5. Please see Pages 98 - 101.

  We have updated Table 5's last column to include the positive and negative operating cash flow.

  Thank you for your additional guidance in your letter and our phone conference.
    We have updated our SADOS to fit within the no-action letters granted to:
      Griffin Capital Essential Asset REIT II, Inc., on September 20, 2017, ("Griffin Capital REIT Letter");
      GTJ REIT, Inc., on December 22, 2016, ("GTJ REIT Letter");
      United Realty Trust, Inc., on August 15, 2012, ("United Realty Trust Letter");
      Dividend Capital Total Realty Trust, Inc., on July 12, 2012, ("Dividend Capital Realty Letter"); and
      Wells REIT II, Inc., on June 26, 2007, ("Wells REIT Letter").

    We fully comply with these letters, as detailed below:
      All material information about our Share Redemption Program is fully and timely disclosed in our SADOS. The terms of our Share Redemption Program are fully disclosed in the prospectus, and in any prospectus used for subsequent offerings. The terms of our Share Redemption Program will always be available on our Website, and toll-free line;
      (See Griffin Capital REIT Letter).

      We will not solicit redemptions under the Share Redemption Program, other than through the prospectus for the Offering and any prospectus supplements used for subsequent offerings, and through further communications as necessary to announce a modification to, or suspension or termination of, our Share Redemption Program. Stockholders desiring to request redemptions will do so of their own volition, and not at the behest, invitation, or encouragement of our company. The role of our Company in effectuating redemptions under our Share Redemption Program will be ministerial;
      (See Griffin Capital REIT Letter).

      The shares will be redeemed semi-annually under our Share Redemption Program at the semi-annual Redemption NAV minus applicable discount, and we will file prospectus supplements with the Commission with such frequency as is required by the Securities Act disclosing the historical NAV per share. We will also provide each semi-annual Redemption NAV per share on our website and toll-free information line. Subject to the terms of Our Share Redemption Program, We will be obligated to redeem shares at the published Redemption NAV;
        However, Shares purchased under our Share Redemption Program will be purchased at a price that never exceeds the then current public offering price at the time the Redemption Request is made, even if redemption is not subject to a discount.

        The economic benefit of the discount indirectly accrues to shareholders who have not requested redemption. The Manager does not receive any economic benefit as a result of the discounted redemption price through year 5.

(See Griffin Capital REIT Letter, see GTJ REIT Letter for use of semi-annual periods, see United Realty Trust Letter for applying a discount to the NAV price, see Dividend Capital Realty Letter for placing discount due to short-term trading).

      Redemptions will be made on a semi-annual basis. The redemption price normally will be paid in cash no later than five business days following the last calendar day of the applicable semi-annual period and will be the same for all shares redeemed in a given semi-annual period;
      (See Griffin Capital REIT Letter generally and for 5 day pay period, see GTJ REIT Letter for use of semi-annual periods).

      Redemptions under our Share Redemption Program will be limited in any semi-annual period to an amount equal to:
        10.0% of the weighted average number of common shares outstanding during the prior calendar year, during the first 2 years of our fund;
        8.0% of the weighted average number of common shares outstanding during the prior calendar year, during years 3-5 of our fund; and
        5.0% of the weighted average number of common shares outstanding during the prior calendar year, for years 6 and above of our fund.

Accordingly, we intend to limit the number of shares to be redeemed during any semi-annual period to 5.0%, 4.0% and 2.5% respectively, of the common shares outstanding, with excess capacity carried over to the later semi-annual period of that year but not farther. However, as we intend to make real estate investments of varying terms and maturities, our Board of Directors may elect to increase or decrease the amount of common shares available for redemption in any given semi-annual period, as these real estate assets are paid off or sold, but in no event will we redeem more than 10.0%, 8.0%, and 5% respectively, during any calendar year.
(See United Realty Trust Letter and Wells REIT Letter for basing cap on weighted average number of common shares outstanding, see GTJ REIT Letter for use of semi-annual periods,).

      If the semi-annual volume limitation is reached in any given semi-annual period or our Board of Directors determines to redeem fewer shares than have been requested to be redeemed in any particular semi-annual period, redemptions under our Share Redemption Program for such semi-annual period will be made on a pro rata basis;
      (See Griffin Capital REIT Letter, see GTJ REIT Letter for use of semi-annual periods).

      Stockholders may withdraw any redemption request up until the redemption date by notifying our transfer agent on the our toll-free information line before 4:00 p.m. Pacific time at least 10 calendar days before the last business day of the semi-annual period;
      (See Griffin Capital REIT Letter, see GTJ REIT Letter for 10 calendar day notice requirement).

      Material modifications, including any reduction to the semi-annual limitations on redemptions, and suspensions of our Share Redemption Program will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or current or periodic report filed by our Company, as well as on our website;
      (See Griffin Capital REIT Letter).

      There will be no established regular trading market for our common stock. Our Share Redemption Program will be terminated if our shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for our shares develops;
        Although we are registering a fixed amount of shares based on our SADOS, we intend to effectively conduct a continuous offering of potentially unlimited shares of common stock over a potentially unlimited time period, by filing a new registration statement prior to the end of the 3 year period described in rule 415 under the securities act.

(See Griffin Capital REIT Letter).

      Our Share Redemption Program is intended to remain open indefinitely for the life of the Company unless modified or suspended by our Board of Directors. Our Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market; and
        We consider ourselves to be a perpetual-life investment vehicle because we have no finite date for liquidation, and no current intention to list our shares of common stock for trading on a national securities exchange or other over-the-counter trading market.

(See Griffin Capital REIT Letter).

      Our Share Redemption Program is open to all stockholders. However, we do place a limit that the shareholder must have held their shares for at least 6 months. Further, the shareholder may only request that we repurchase up to 25% of their shares semi-annually.
      (See Griffin Capital REIT Letter for basis of requiring shareholders to hold shares for a minimum period of time before they can request share redemption).

    Our Shareholder Redemption Program places a limitation that a shareholder may only request that we repurchase up to 25% of their shares semi-annually.
      We feel this gives our Manager better ability to manage cash flow as we are a new entity and intend to seek REIT status in the future. REIT assets tend to be illiquid given the rules governing REITs. Thus, we feel that this provides a good balance between flexibility for our Manager and potential liquidity for investors.

      We do, however, note that other qualified REITs do impose a 25% limit on shareholders. So this proposition is not unheard of in the industry.

  Thank you for this comment; we have consulted with our Auditor. According to our Auditor, the FASB has issued pronouncements that allow straight line amortization of goodwill over a 10 year period (please see FASB Accounting Standards Update No. 2014-02, Intangibles-Goodwill and Other (Topic 350)). This is consistent with what our Auditor placed in their audit letter. If this new FASB policy causes a problem for the SEC, we will ask our Auditor to remove this from future Audit Letters, but we believe that it is not inappropriate under the guidance issued by the FASB. Further, we have no goodwill at this moment, and we have no current plans to acquire goodwill in the coming fiscal year. This would further substantiate that the existing Auditor letter should be acceptable, and as already stated our auditors will remove this remark from their future statements.

  Based on further discussions with you, we have decided to remove all of Exhibit 15(b)3 from the SADOS. Thus we have removed all of the tables and projections. We have also removed the forward projections of share value from Exhibit 15(b)2. We have also removed the balance sheets for the 3 prior funds from the Prior Performance section on Page 71. Only the narrative disclosure and the tables required by Industry Guide 5 remain, which are presented on accordance with GAAP requirements.

  We have added additional risk factor disclosure to Page 60, of the SADOS to cover the risks to an investor of an exclusive forum provision in the subscription agreement.

Kind regards,

/s/ Jack Jmaev

Attorney for RAD Diversified REIT, Inc.

1 FASB Accounting Standards Update No. 2014-02, Intangibles-Goodwill and Other (Topic 350): Accounting for Goodwill, permits a private company to subsequently amortize goodwill on a straight-line basis over a period of ten years, or less if the company demonstrates that another useful life is more appropriate. It also permits a private company to apply a simplified impairment model to goodwill. Goodwill is the residual asset recognized in a business combination after recognizing all other identifiable assets acquired and liabilities assumed.

EXHIBIT A

[Date]

Dear [Name of RAD REIT Inc. Shareholder],

We are writing to inform you that we have calculated our NAV and share price for this quarter.

Please see the reports we have submitted to the SEC for full information and disclosures about the health and status of our Company.

Previous NAV	Previous Share Price	New NAV	New Share Price
$ [x.yz]	$ [x.yz]	$ [x.yz]	$ [x.yz]

That means that your share of our Company comes to:

Number of Shares	Price Per Share	Total Value
[xyz]	$ [x.yz]	$ [x.yz]

Please contact us if you have any questions or concerns.

Thank you,

Brandon Mendenhall

CEO of RAD REIT, Inc.